                     This filing is made pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended, in connection with Registration No. 333-74775.

PROSPECTUS

                                2,582,682 Shares

                           Boston Life Sciences, Inc.

                                  Common Stock

                                 ------------
  These shares are being offered for sale by the selling stockholders listed on page 12.

  The common stock is traded on the Nasdaq SmallCap Market under the symbol "BLSI". On June 16, 1999, the reported closing price of the common stock was $6 per share.

                                 ------------

  An investment in the shares offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 2 of this prospectus.

                                 ------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                 ------------

                The date of this prospectus is June 18, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Risk Factors...............................................................   4
Use of Proceeds............................................................  10
Selling Stockholders.......................................................  11
Plan of Distribution.......................................................  13
The Company................................................................  14
Description of Securities to be Registered.................................  15
Legal Matters..............................................................  15
Experts....................................................................  15
Available Information......................................................  16
Incorporation of Certain Documents by Reference............................  16

                                    SUMMARY

   Boston Life Sciences, Inc. is a development stage biotechnology company engaged in the research and development of novel therapeutic and diagnostic products to treat chronic debilitating diseases such as cancer, central nervous system (CNS) disorders and autoimmune diseases. Our principal executive offices are located at 31 Newbury Street, Suite 300, Boston, Massachusetts 02116, and the telephone number is (617) 425-0200.

   In general, our corporate strategy is to seek to:

  . fund the early development of our compounds in preclinical development and

  . enter into corporate partnering arrangements with established pharmaceutical or biotechnology companies to support the continued development of our compounds and the marketing of any resulting products if they receive government approval.

   Additionally, since we do not currently own any laboratory or manufacturing facilities, we contract for such services and intend to continue to do so.

   We currently have eight technologies in our product portfolio. Therafectin, a potential treatment for rheumatoid arthritis, was acquired as a result of our June 1995 merger with Greenwich Pharmaceuticals, Inc. The balance of our technologies currently under development were invented or discovered by researchers working at Harvard University and its affiliated hospitals and have been licensed to us.

                                 RISK FACTORS

   Investing in our common stock is very risky. You should be able to bear a complete loss of your investment. This prospectus, including the documents incorporated by reference, contains forward-looking statements that involve risks or uncertainties. Actual events or results may differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include the factors discussed below as well as those discussed elsewhere in this prospectus and in our filings with the Securities and Exchange Commission.

 We are a development stage company, we have always had losses from our operations and we expect future losses.

   We are a development stage company and have always had losses from our operations. We have never generated revenues from product sales and we do not currently expect to generate revenues from product sales for at least the next eighteen months, and probably longer. There can be no guarantee that we will ever generate revenues or operating profits, or that if we do generate revenues or operating profits, that we will be able to continue to do so.

   As of March 31, 1999, we have incurred total net losses since inception of approximately $42 million. To date, we have dedicated most of our financial resources to the research and development of our product candidates, preclinical compounds, and other technologies (which we collectively refer to in this prospectus as our "technologies"), general and administrative expenses and costs related to obtaining and protecting patents. We expect to incur significant operating losses for at least the next eighteen months, and probably longer, and to generate little if any revenue from product sales during that time, primarily due to the continued expenditures necessary to support progress of our research and development programs, including preclinical studies and clinical trials, and costs associated with making and selling our products.

   Our ability to generate revenue and operating income in the future will depend on many factors including:

  . Successfully completing the research and development of our technologies;

  . Protecting our patent and other intellectual rights, as well as the ability of our licensors and collaborators to protect their patent and other intellectual rights;

  . The time, cost, and effort required to obtain regulatory approvals;

  . Establishing collaborative arrangements for manufacturing, sales and marketing capabilities for any of our products;

  . Competing technologies and market developments; and

  . Manufacturing costs and the market acceptance of our products at prices sufficient to generate adequate profits.

   If we require additional funding in the future but are unable to secure such funding on acceptable terms, we may need to significantly reduce or even cease one or more of our research or development programs, or we may be required to obtain funds through arrangements with others that may require us to surrender rights to some or all of our technologies.

   We spend a significant amount for research and development, including preclinical studies and clinical trials of our technologies. We expect that our current cash, cash equivalents and investment balances will be sufficient to fund our capital requirements through at least the next eighteen months. Thereafter, we may need to raise substantial additional capital if we are unable to generate sufficient revenue from product sales or through collaborative arrangements with third parties. To date, we have always experienced negative cash flows from operations and have funded our operations primarily from equity financings. If adequate funds are not readily available, we may need to significantly reduce or even cease one or more of our research or development programs. Alternatively, to secure such funds, we may be required to enter financing arrangements with others that may require us to surrender rights to some or all of our technologies. If the results of our current or future clinical trials are not favorable, it may negatively affect our ability to raise additional funds. If we are successful in obtaining additional equity financing, the terms of such financing will have the effect of diluting the holdings and the rights of our common stockholders.

   Our capital requirements will depend on many factors, including:

  . The progress of our research and development activities and our clinical trials, and the degree to which we encounter the problems, delays, and other complications frequently experienced by development stage biotechnology companies.

  . Our ability to meet the terms of any current collaborative research, manufacturing, marketing or other agreements, and to successfully negotiate economically feasible and meet the terms of future agreements.

  . The cost and timing of, and success in, obtaining FDA and other regulatory approvals of our products;

  . The cost of protecting our patent claims and other intellectual property rights; and

  . Changes in economic, regulatory or competitive conditions of the pharmaceutical and biotechnology industry.

   Estimates about how much funding will be required are based on a number of assumptions, all of which are subject to change based on the results and progress of our research and development activities.

If we are unable to secure adequate patent protection for our technologies, then we may not be able to compete effectively as a biotechnology company.

   At the present time, we do not have patent protection for all uses of our technologies. There is significant competition in the Company's primary scientific areas of research and development including arthritis, cancer, and autoimmune diseases and allergies. Such competitors will seek patent protection for their technologies and such patent applications or rights might conflict with or infringe upon the patent protection coverage that we are seeking for our technologies. If we do not obtain patent protection for our technologies, our ability to compete and business prospects may be significantly and negatively affected. Further, even if patents can be obtained, there can be no guarantee that these patents will provide us with any competitive advantage.

   Our patent strategy is to pursue patent protection, in the U.S. and in most developed countries, for our technologies. Our goal is to obtain broad patent protection for our technologies and their related medical indications. The patent application and issuance process generally takes several years and is usually very expensive without any guarantee that a patent will be issued. In many cases, our know-how and technology may not be patentable. Risks associated with protecting our patent and proprietary rights include the following:

  . Our ability to protect our technologies could be delayed or negatively affected if the United States Patent and Trademark Office (the "USPTO") requires clinical evidence that our technologies work.

  . Our competitors may develop similar technologies or products, or duplicate any technology developed by us.

  . If patents are issued to us, our competitors may develop products which are similar to ours but which do not infringe on our patents or products, or a third party may successfully challenge one or more of our patents.

  . Our patents may infringe on the patents or rights of other parties which may decide not to grant a license to us. We may have to change our products or processes, pay licensing fees or stop certain activities because of the patent rights of third parties which could cause additional unexpected costs and delays.

  . Patent law in the fields of healthcare and biotechnology is still evolving. Future changes in patent laws might conflict with our existing or future patent rights, or the rights of others.

  . We also rely on trade secrets and proprietary know-how. We seek to protect this information primarily through confidentiality agreements with our collaborators, employees and consultants, but there can be no guarantee that these agreements will not be breached or that we will have adequate remedies for such breach.

  . If consultants, scientific advisors, or other third parties apply technological information which they have developed separate from us to our technologies, there may be disputes as to the ownership of such information which may not be resolved in our favor.

If we are unable to maintain our key working relationships with Harvard University and its affiliates, we may not be successful since substantially all of our current technologies were licensed from, and most of our research and development activities were performed by, Harvard University and its affiliates.

   Most biotechnology and pharmaceutical companies have established internal research and development programs, including their own facilities and employees which are under their direct control. By contrast, we have always outsourced all of our research and development, preclinical and clinical activities. Specifically, we have been heavily dependent on one such relationship because substantially all of our technologies were licensed from, and most of our research and development activities were performed by, Harvard University and its affiliates. Now that most of our early-stage research at Harvard has yielded an identified product in each area of research, we have begun and expect to continue to conduct much of our later stage development work and all of our formal preclinical and clinical programs outside of Harvard. Nevertheless, the originating scientists still play important advisory roles.

   Universities and other not-for-profit research institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology that they have developed. Currently, an important aspect of future new product identification and early development is likely to depend upon:

  . Our ability to obtain and maintain licenses for new technologies from Harvard and its affiliates; and

  . Harvard and its affiliates continuing to perform early-stage research and development work under sponsored research agreements with us.

   There can be no guarantee that we will be able to obtain new technologies from Harvard and its affiliates or that we can continue to meet our obligations under existing arrangements.

If we are unable to retain our key personnel and/or recruit additional key personnel in the future, then we may not be able to operate effectively.

   Our success depends significantly upon our ability to attract and retain highly qualified scientific and management personnel who are able to formulate, implement and maintain the operations of a biotechnology company such as ours. As an example, Marc E. Lanser, our Chief Scientific Officer, was formerly on the staff of, and maintains close affiliations with Harvard Medical School and its affiliates. Substantially all of our technologies were licensed from Harvard. Our past ability to secure these licenses and to enter into sponsored research and development agreements with Harvard was enhanced by Dr. Lanser's affiliations and familiarity with the Harvard Medical School and its affiliates.

   We currently outsource all our research and development, preclinical and clinical activities. If we decide to undertake internally the research and development of any of our technologies, we may need to hire additional key management and scientific personnel to assist the limited number of employees that we currently employ. There is significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. If we fail to attract such personnel, it could have a significant negative effect on our ability to develop our technologies. There can be no guarantee that we will be successful in hiring or retaining the personnel that may be required for such activities in the future.

 If we are unable to establish, maintain and rely on new collaborative relationships, then we may not be able to successfully develop and commercialize our technologies.

   To date, our operations have primarily focused on the pre-clinical development of most of our technologies, as well as the completion of clinical trials for two of our technologies. During the next eighteen months, we currently expect that the continued development of our technologies will result in the initiation of additional clinical trials, and if regulatory approval is obtained, the market introductions of the two technologies for which clinical trials are currently in process or have been completed. We expect that these developments will require us to establish, maintain and rely on new collaborative relationships in order to successfully develop and commercialize our technologies. There is no certainty that:

  . We will be able to enter into such collaborations on economically feasible and otherwise acceptable terms and conditions.

  . That such collaborations will not require us to undertake substantial additional obligations or may require us to devote additional resources beyond those we have identified at present.

  . That any of our collaborators will not breach or terminate their agreement with us or otherwise fail to conduct their activities on time, thereby delaying the development or commercialization of the technology for which the parties are collaborating.

  . The parties will not dispute the ownership rights to any, technologies developed under such collaborations.

   If we are not able to establish or maintain the necessary collaborative arrangements, we will need more money to research and develop technologies on our own and we may encounter delays in introducing our products.

 If the current environment of rapid technological change requires significantly greater financial, technical and marketing resources to successfully develop and market products, then some of our competitors may have an advantage in developing and marketing products.

   The biotechnology and pharmaceutical industries are highly competitive and are dominated by larger, more experienced and better capitalized companies. Such greater experience and financial strength may enable them to bring their products to market sooner than us, thereby gaining the competitive advantage of being the first to market. Research on the causes of, and possible treatments for diseases for which we are trying to develop products, including rheumatoid arthritis, cancer, Parkinson's Disease, central nervous system disorders and autoimmunediseases, are developing rapidly, and there is a potential for extensive technological innovation in relatively short periods of time. There can be no assurance that we will be able to keep pace with any new technological developments. Factors affecting our ability to successfully manage the technological changes occurring in the biotechnology industry as well as our ability to successfully compete include:

  . Many of our potential competitors have significantly greater experience than we do in completing preclinical and clinical testing of new pharmaceutical products and obtaining Food and Drug Administration ("FDA") and other regulatory approvals of products.

  . We compete with a number of pharmaceutical and biotechnology companies which have financial, technical and marketing resources significantly greater than ours;

  . Companies with established positions and prior experience in the pharmaceutical industry may be better able to develop and market products for the treatment of those diseases for which we are trying to develop products;

 If our technologies are unable to successfully complete, or are adversely effected by, the extensive regulatory process, then we may not be able to market our products and technologies.

   Our technologies must undergo a rigorous regulatory approval process, which includes extensive preclinical and clinical testing, to demonstrate safety and efficiency before any resulting product can be marketed. To date, neither the FDA nor any of its international equivalents has approved any of our technologies for marketing. In the biotechnology industry, it is generally accepted that less than 10 percent of the technologies for which preclinical efforts are initiated ultimately result in an approved product. The clinical trial and regulatory approval process can require many years and substantial cost, and there can be no guarantee that our efforts will result in an approved product.

   Our activities are regulated by a number of government authorities in the United States and other countries, including the FDA pursuant to the Federal Food, Drug and Cosmetic Act. The FDA regulates pharmaceutical products, including their manufacture and labeling. Data obtained from testing is subject to varying interpretations which can delay, limit or prevent FDA approval. Risks associated with the regulatory approval process include:

  . Changes in existing regulatory requirements could prevent or affect the timing of our ability to achieve regulatory compliance. Federal and state laws, regulations and policies may be changed with possible retroactive effect, and how these rules actually operate can depend heavily on administrative policies and interpretations over which we have no control or inadequate experience to assess their full impact upon our business.

  . Obtaining FDA clearances is time-consuming and expensive, and there is no guarantee that such clearances will be granted or that the FDA review process will not involve delays that significantly and negatively affect our products. We may encounter similar delays in foreign countries.

  . Regulatory clearances may have significant limitations on the uses for which any approved products may be marketed.

  . Any marketed product and its manufacturer are subject to periodic review and any discovery of previously unrecognized problems with a product or manufacturer could result in suspension or limitation of approvals.

 If any of our products are approved and enter the market, they may not be accepted by physicians and patients if adequate insurance coverage and reimbursement levels aren't available for them.

   Substantially all biotechnology products are distributed to patients by physicians and hospitals, and in most cases, such patients rely on insurance coverage and reimbursement to pay for some or all of the cost of the product. In recent years, the continuing efforts of government and third party payers to contain or reduce health care costs have limited, and in certain cases prevented, physicians and patients from receiving insurance coverage and reimbursement for medical products, especially newer technologies. Our ability to generate adequate revenues and operating profits could be adversely affected if such limitations or restrictions are placed on the sale of our products. Specific risks associated with medical insurance coverage and reimbursement include:

  . Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third-party payers are increasingly challenging the prices charged for medical products and services.

  . There can be no guarantee that adequate insurance coverage will be available to allow us to charge prices for products which are adequate for us to realize an appropriate return on our cost for developing these technologies. If adequate coverage and reimbursement are not provided for use of our products, the market acceptance of these products will be negatively affected.

  . Health maintenance organizations and other managed care companies may seek to negotiate substantial volume discounts for the sale of our products to their members thereby reducing our profit margins.

   In recent years, bills proposing comprehensive health care reform have been introduced in Congress that would potentially limit pharmaceutical prices and establish mandatory or voluntary refunds. There can be no guarantee that such proposals will not negatively affect us. It is uncertain if any legislative proposals will be adopted and how federal, state or private payers for health care goods and services will respond to any health care reforms.

 We have no manufacturing facilities or marketing experience and expect to be dependent upon third parties to manufacture and market approved products.

   We currently have no manufacturing facilities for either clinical trial or commercial quantities of any of our technologies and currently have no plans to obtain them. To date, we have obtained the limited amount of quantities required for preclinical and clinical trials from contract manufacturing companies. We intend to continue using contract manufacturing arrangements with experienced firms for the supply of material for both clinical trials and any eventual commercial sale.

   We will depend upon third parties to produce and deliver products in accordance with all FDA and other governmental regulations. There can be no guarantee that such parties will consistently perform their obligations in a timely fashion and in accordance with the applicable regulations. There can be no guarantee that we will be able to contract with manufacturers who can fulfill our requirements for quality, quantity and timeliness, or that we would be able to find substitute manufacturers, if necessary. The failure by any third party to perform their obligations may delay clinical trials, the commercialization of products, and the ability to supply product for sale.

   We do not have any experience in marketing pharmaceutical products. In order to earn a profit on any future product, we will be required to either enter into arrangements with third parties with respect to marketing the products or internally develop such marketing capability. There can be no assurance that we will be able to enter into marketing agreements with others on acceptable terms, or that we can successfully develop such capability on our own.

 We have options, warrants and preferred stock outstanding which may cause dilution to our stockholders.

   As of June 15, 1999, we had granted stock options and warrants to purchase approximately five million shares of our common stock at exercise prices ranging from $0.63-$15.00 per share. Many of these previously granted options and warrants were issued at exercise prices below the current market price of the common stock. If the holders exercise these stock options and warrants, it will dilute the percentage ownership interest of our current stockholders. In addition, the terms upon which we would be able to obtain additional money through the sale of our stock may be negatively affected by the existence of these warrants and options because new investors may be concerned about the impact upon the future market price of the stock if these warrants and options were consistently exercised and the underlying stock sold.

   As of June 15, 1999, we also had 5,733 and 315,416 shares of Series A and Series C Convertible preferred stock outstanding, respectively, which are currently convertible into 100,544 and 1,577,080 shares of common stock, respectively. If the holders convert their shares of preferred stock into common stock, it will dilute the percentage ownership interest of our current stockholders.

 The price changes and volatility of our stock is often unrelated to our operating performance or business developments.

   Historically, the trading volume of our common stock has fluctuated significantly. At times our trading volume has been significant while at other times our trading volume has been relatively low. The price changes and volatility of our stock often appears to be unrelated to our operating performance or business developments. Factors which may have a significant effect on the market price of our common stock include:

  .the discovery of new technologies by competitors in fields in which we are developing products;

  .the results of clinical trials, whether our own or those of competitors;

  .FDA approval of new products;

  .Proposed government regulations and

  .Issues relating to patents or proprietary rights.

 Year 2000 compliance may adversely impact our financial and management resources.

   We have initiated planning for issues related to the upcoming new millennium. These issues derive from the use of software and hardware with embedded chips or processors that use two digits to refer to a year and do not properly recognize a year that begins with "20" instead of the familiar "19. "

   We primarily operate our business applications software using the Microsoft Office suite of products. As a result, we will primarily rely on the software developer's representations regarding Year 2000 compliance of their software.

   We intend to assess the possible effects on our operations of the Year 2000 compliance of certain relevant third parties, primarily our service providers, by requesting confirmation from the parties regarding their Year 2000 readiness.

   We do not expect to incur costs in our Year 2000 program that will be material to our business, financial condition or results of operations. Although we intend to complete all phases of our Year 2000 program by December 31, 1999, there can be no assurance we will complete our program by then, and even if this program is successfully completed on schedule, that disruptions in our business will be avoided.

   Possible consequences of Year 2000 issues that we are unable to adequately identify, assess or fix include but are not limited to:

  .Delays in supplies from vendors,

  .Errors in processing transactions,

  .Diversion of management time and effort to addressing difficulties that emerge, and

  .Loss of clinical and research data

   The goal of our Year 2000 program is to plan for and reduce the risk of such difficulties. There can be no assurance that our Year 2000 program will be completed in a timely manner or will be successful.

                                USE OF PROCEEDS

   The net proceeds from the sale of the securities will be received by the selling stockholders. We will not receive any proceeds from the sale of the securities by the selling stockholders.

                             SELLING STOCKHOLDERS

   The table below sets forth information regarding ownership of our common stock by the selling stockholders on June 15, 1999 and the number of securities to be sold by them under this prospectus. The securities include shares of common stock which were issued or are issuable upon the exercise of warrants owned by the selling stockholders, which warrants were acquired by certain of the selling stockholders in one or more private placements by us.

   We have filed with the Commission, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the securities from time to time on the Nasdaq SmallCap Market or in privately-negotiated transactions and have agreed to prepare and file such amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the securities are no longer required to be registered for the sale thereof by the selling stockholders.

   The table below assumes the conversion of all shares of Series C Convertible preferred stock and the exercise of all outstanding warrants owned by the selling stockholders. The percentages, if any, were calculated based on shares of common stock outstanding as of June 15, 1999 and includes 1,577,080 shares of common stock which were issued or are issuable upon conversion of Series C Convertible preferred stock, and 1,005,597 shares of common stock which were issued or are issuable upon the exercise of outstanding warrants owned by the selling stockholders. Josephthal & Co. was the placement agent for a private placement of the our Series C Convertible preferred stock completed in February 1999. In connection with the financing, we paid $372,725 and issued 197,115 warrants to purchase shares of our common stock.

                                         Securities Owned                 Securities Owned
                                        Prior to Offering                  After Offering
                             ---------------------------------------- -------------------------
                                            Shares of                  Number of
                              Shares of    Common Stock   Percent of   Shares of    Percent of
Name of Selling Shareholder  Common Stock Offered Hereby Common Stock Common Stock Common Stock
---------------------------  ------------ -------------- ------------ ------------ ------------
Agamemnon R Mourges.....        19,236        19,236          *             0            *
Alan Grayson............        38,466        38,466          *             0            *
Alan J. Rubin...........        76,927        76,927          *             0            *
Albert A. Nolletti......        38,466        38,466          *             0            *
American High Growth
 Equities Retirement
 Trust..................       153,848       153,848          *             0            *
Amy W. Bernstein........        19,236        19,236          *             0            *
Arthur H. McCoy.........        38,466        38,466          *             0            *
Bernard J. Korman.......        76,927        76,927          *             0            *
Canadian Imperial
 Holdings, Inc. ........       288,464       288,464         1.7            0            *
Carla A. Nolletti.......         9,621         9,621          *             0            *
Christine M. Sanders....         9,621         9,621          *             0            *
Christopher Healy.......        38,466        38,466          *             0            *
Curran Partners.........       192,313       192,313         1.1            0            *
David A. Nolletti.......         9,621         9,621          *             0            *
David S. Nagelberg &
 Bette Nagelberg,
 Trustees Nagelberg
 Family Trust Ltd.......        38,466        38,466          *             0            *
David Wiener............        19,236        19,236          *             0            *
Don A. Sanders..........        48,081        48,081          *             0            *
Euro Pacific Capital,
 Inc. BSCC
 Master Defined
 Contribution MPPP
 Mark Andersen TTEE.....         8,849         8,849          *             0            *
Euro Pacific Capital,
 Inc. BSCC
 Master Defined
 Contribution P/S
 Mark Andersen TTEE.....         8,849         8,849          *             0            *
Euro Pacific Capital,
 Inc. BSCC
 Master Defined
 Contribution P/S Peter
 Schiff TTEE............         6,351         6,351          *             0            *
George L. Ball..........        19,236        19,236          *             0            *
I.R.A. FBO Alex Colman..        38,466        38,466          *             0            *
Jay Youngerman..........        19,236        19,236          *             0            *
Jim Liebel..............       115,387       115,387          *             0            *
Josephthal & Co.........       197,115       197,115         1.2            0            *
Katherine U. Sanders....        38,466        38,466          *             0            *
Leonard Rosenfeld.......        19,236        19,236          *             0            *
Mark Anderson...........        10,000        10,000          *             0            *
Mark Theran.............        76,927        76,927          *             0            *
Michael Freedman........        19,236        19,236          *             0            *
Nakayama, Inc. Employees
 Retirement Trust.......        19,236        19,236          *             0            *
Peter Schiff............        10,000        10,000          *             0            *
Pine Street Asset
 Management L.P. .......        61,543        61,543          *             0            *
Richard and Betty Green
 Family Trust...........        62,504        62,504          *             0            *
Richard Hoffman and
 Ricki Hoffman..........        19,236        19,236          *             0            *
Richard Mastromatteo....        38,466        38,466          *             0            *
Robert J. Neborsky MD
 and Sandra S.
 Neborsky...............        38,466        38,466          *             0            *
Robert J. Neborsky MD
 Combination Retirement
 Trust..................        25,004        25,004          *             0            *
Robin Bernhoft and
 Alison Bernhoft........        38,466        38,466          *             0            *
Ronald I. Heller
 Revocable Trust Ltd....        38,466        38,466          *             0            *
Scarecrow Investors,
 LLC....................        96,157        96,157          *             0            *
Steve Smith.............        19,236        19,236          *             0            *
Wilson Revocable Living
 Trust..................        38,466        38,466          *             0            *
Zubair Kazi.............       384,621       384,621         2.3            0            *

--------

* Less than one percent.

                              PLAN OF DISTRIBUTION

   The selling stockholders may sell their shares of common stock from time to time to purchasers directly by any such selling stockholder, or by pledgees, donees, transferees or other successors in interest receiving shares from a selling stockholder after the date of this prospectus. As used in this section, the terms "selling stockholder" includes pledgees, donees, transferees or other successors in interest. Alternatively, the selling stockholders may from time to time offer the securities through underwriters, brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the securities for whom they may act as agent (which compensation as to a particular broker-dealer might exceed that amount normally received by such broker-dealers).

   The selling stockholders and any such underwriters, brokers, dealers or agents who participate in the distribution of the securities may be underwriters, and any profits on the sale of the securities by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents might be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be underwriters, they may be subject to statutory liabilities and requirements of the Securities Act, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended. Because selling stockholders may be underwriters within the meaning of Section 2(l 1) of the Securities Act, the selling stockholder will be required to deliver a prospectus to their purchasers.

   The securities offered hereby may be sold from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices, including in transactions on the Nasdaq SmallCap Market. The securities may be sold by one or more of the following methods without limitation:

  . to underwriters who will acquire securities for their own account and resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discounts or concessions may be changed from time to time);

  . a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . an exchange distribution in accordance with the rules of such exchange;

  . face-to-face transactions between sellers and purchasers without a broker or dealer;

  . through the writing of options; and

  . other legally available means.

   At any time a particular offering of securities is made, a revised prospectus or prospectus supplement, if required, will be distributed including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such revised prospectus or prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the securities. In addition, the securities may be sold in private transactions in compliance with Rule 144A or under Rule 144.

   We are bearing all costs relating to the registration of securities (other than fees and expenses, if any, of counsel or other advisers to the selling stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the securities will be borne by the selling stockholders selling such securities.

   We have agreed to indemnify the selling stockholders in certain circumstances against some liabilities, including liabilities that could arise under the Securities Act. Each selling stockholder has agreed to indemnify us, our directors and our officers who sign the registration statement against some liabilities, including liabilities that could arise under the Securities Act.

   There is no guarantee that any selling stockholder will sell any or all of the securities offered in this prospectus or that any such selling stockholder will not transfer, devise or gift such securities by other means not described in this prospectus.

   Underwriters participating in any offering made of the shares of common stock registered by this prospectus (as amended or supplemented from time to time) may receive underwriting discounts and commissions, and discounts or concessions may be allowed or reallowed or paid to dealers, and brokers or agents participating in such transaction may receive brokerage or agent's commissions or fees.

   When a selling stockholder tells us that they have arranged with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, or other material arrangement, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the securities Act, disclosing:

  . the name of each such selling stockholder and of the participating broker-dealer(s),

  . the number of shares involved,

  . the price at which such shares were sold,

  . the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  . that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in the prospectus and

  . other facts material to the transaction.

   The selling stockholders and any other person participating in such distribution must comply with the Exchange Act and the rules and regulations. These rules include Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other such person. Furthermore, Regulation M may prohibit persons engaged in the distribution of the securities from simultaneously engaging in market making activities with respect to the particular securities for a period of up to five business days (or such other applicable period as Regulation M may provide) prior to the commencement of such distribution. All of the foregoing may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

   In order to comply with the securities laws of certain states, if applicable, the securities will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers.

                                  THE COMPANY

   Boston Life Sciences, Inc. was incorporated in Delaware in 1972 under the name Greenwich Pharmaceuticals Incorporated ("Greenwich"). Effective June 15, 1995, Greenwich merged with a privately-held company named Boston Life Sciences, Inc. (the "merger"). Greenwich survived the merger and changed its name to Boston Life Sciences, Inc. On June 6, 1997, our stockholders approved a one-for-ten reverse split of the common stock effective as of June 9, 1997. Our principal executive offices are located at 31 Newbury Street, Suite 300, Boston, Massachusetts, and the telephone number is (617) 425-0200.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

General

   Boston Life Sciences is authorized to issue 25,000,000 shares of common stock and 1,000,000 shares of preferred stock, each with a par value $.0l per share. Under its certificate of incorporation, its Board of Directors is authorized, without stockholder approval, to issue such preferred stock into series with such voting rights, designations, preferences, limitations and special rights as may be designated by the Board of Directors from time to time.

   Shares of the our common stock are being registered under this registration statement. The following is a summary description of our outstanding common stock and is qualified in its entirety by reference to our certificate of incorporation and bylaws, which are exhibits to or incorporated by reference in the registration statement of which this prospectus is a part.

Common Stock

   Subject to the rights and preferences of our preferred stock, holders of shares of the common stock are entitled to receive dividends, as and to the extent dividends may be declared by our Board of Directors, out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Boston Life Sciences, holders of shares of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and preferences to holders of preferred stock. Holders of shares of common stock are entitled to one vote per share on all matters on which stockholders are entitled to vote. The holders of a majority of the outstanding shares of common stock entitled to vote constitutes a quorum for taking action by the stockholders. Except for matters where a higher vote is required by law, the affirmative vote of the holders of shares of common stock present or represented and entitled to vote is required to take any such action. Holders of shares of the common stock have no preemptive, conversion or other subscription rights. There are no redemption, sinking fund or call provisions applicable to the common stock.

   The holders of the common stock have rights under a stockholder rights plan which has been adopted by the Board of Directors. Under the rights plan, the holders of common stock received one right (the "right") to purchase a fractional share of a new class of preferred stock for each share of common stock owned by such holder. If a person or a group acquires fifteen percent or more of the outstanding shares of the common stock, the rights may separate from the shares of common stock and become exercisable. Once the rights are exercised, the rights plan may allow holders of the rights (other than the person or group acquiring fifteen percent of the common stock) at a substantial discount. The rights will expire in September 2001 unless exercised by the holders or redeemed or exchanged by us. The rights plan could make it more difficult, and therefore discourage attempts, to acquire control of Boston Life Sciences. This description of the rights plan is qualified by reference to the registration statement on Form 8-A relating to the rights plan, which is incorporated herein by reference and made a part hereof.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for Boston Life Sciences by Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus from our Annual Report on Form 10-K as amended by the Form 10-K/A have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

   This prospectus, which constitutes a part of a registration statement on Form S-3 (the "registration statement") filed by us with the Securities and Exchange Commission (the "Commission") under the Securities Act, omits certain of the information set forth in the registration statement. Reference is hereby made to the registration statement and to the exhibits thereto for further information with respect to Boston Life Sciences and the securities offered hereby. Copies of the registration statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described below or via the Commission's web site described below.

   Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

   We are subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such documents may also be obtained from the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Information regarding the operation the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Commission. In addition, our common stock is traded on the Nasdaq Smallcap Market and reports and proxy statements concerning us can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents or portions of documents filed by us (File No. 0-
6533) with the Commission are incorporated herein by reference:

     (a) Annual Report on Form 10-K, as amended by the Form 10-K/A for the fiscal year ended December 31, 1998.

     (b) Quarterly Report on Form 10-Q for the period ended March 31, 1999.

     (c) Our Definitive Proxy Statement dated May 15, 1999 for the Company's 1999 Annual Meeting of Stockholders.

     (d) Current Reports on Form 8-K filed January 26, 1999, February 5, 1999, February 16, 1999, and March 15, 1999.

     (e) The description of certain of our warrants to purchase common stock and certain preferred stock purchase rights related to the rights plan which are contained in our registration statements on Form 8-A filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such descriptions.

   All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such reports or documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy, of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). Written or oral requests for copies should be directed to Joseph
P. Hernon, Executive Vice President and Chief Financial Officer, 31 Newbury Street, Suite 300, Boston, Massachusetts 02116, telephone number (617) 425-0200.

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   We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

                           Boston Life Sciences, Inc.

                             2,582,682 Shares of
                                  Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                                June 18, 1999

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